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                                                                   EXHIBIT 10.15

                       [CALIFORNIA MICROWAVE LETTERHEAD]



December 12, 1997



Ms. Donna S. Birks
1611 Highland Cove
Solana Beach, CA  92075

Dear Donna,

On behalf of California Microwave, I am pleased to extend to you an offer of employment as the company's Executive Vice President and Chief Financial Officer. Details of this offer, including compensation, benefits and other employment provision are defined in this letter.

You will report directly to me and your name will be put in nomination to the Board of Directors to become an officer of the corporation. Your base salary will be at the rate of $275,000 per year, payable bi-weekly. As with other executives, your salary will be subject to annual reviews shortly after the end of each fiscal year (June 30). For fiscal year 1998, you will be eligible to participate in CMI's Executive Incentive Plan (EIP) with a target bonus of 55% of the base salary. Your payout under this plan will be based upon individual performance goals and, due to the timing of your arrival, the continuing business's second-half operating profit contributions to earnings per share (assuming no stock repurchase, reversal of restructuring reserves or gains on divestitures) as compared to our second-half plan. For the current fiscal year, this bonus will be paid on a pro-rata basis, reflecting that portion of the fiscal year during which you are employed by CMI. Your payout under the EIP can be as much as 2.7 times the targeted amount; for your initial six-month period of employment, that maximum would amount to $204,188. A copy of the FY98 plan is enclosed.


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You will receive a hiring bonus of $40,000, payable within two weeks of your start of employment. If within one year of your start date you voluntarily terminate your employment or are terminated for cause, this bonus must be repaid to the company within 90 days of your termination date.

Management will recommend to the Compensation Committee of the California Microwave Board of Directors that, on the later of your start of employment or approval by the Committee, you receive a stock option grant of 134,000 shares at a price equal to the fair market value on the date of receipt, in accordance with CMI's 1992 Stock Option Plan.

As an employee of California Microwave, a benefit package including medical, dental and life insurance will be available to you and your dependents effective on the first day of employment. Once you meet the eligibility requirements, you would also be able to participate in CMI's 401(k) Tax-Deferred Savings Plan, the Deferred Profit Sharing Plan and the company's Employee Stock Purchase Plan. You will be provided with term life insurance coverage at two times your annual base salary; the portion over $400,000 will require you to pass a physical examination. Company policy grants employees two weeks of paid vacation annually for the first five years of employment but you will be provided four weeks of vacation annually during your first ten years of employment. A general overview of these and other employee benefits is included in the enclosed Benefits Summary.

In addition to the above-mentioned benefits, your status as a key executive makes you eligible to receive an additional amount of cash compensation, in lieu of traditional executive perquisites, equal to 8% ($34,100) of your targeted cash compensation (base salary plus targeted bonus) and payable monthly. Your executive status also makes you eligible to participate in the company's Non-qualified Deferred Compensation Plan, allowing you to set aside up to 70% of your base salary and up to 80% of your EIP bonus compensation on a pre-tax basis. Also available to you as a key executive will be a change in control contract, affording you protections under various sale, merger and divestiture circumstances.

You will be provided with relocation assistance benefits consisting of 1) payment for moving, packing, unpacking and transit insurance related expenses for your household goods and storage for up to three months, 2) temporary housing, commuting and local living expenses for a period of up to 12 months, 3) reimbursement of expenses associated with both the sale of your home (up to 6% commission, plus incidentals), and the purchase of a new home (title insurance, closing costs, plus incidentals, etc.), 4) purchase of your home at its appraised value if it fails to sell within 90 days after being listed at an offering price of no more than ten percent above the appraised value and 5) a gross-up payment at your Federal/state tax rate to eliminate the tax liability associated with these relocation assistance benefits.

In recognition of the higher housing costs in this area, you will also be given a loan of $500,000, with the principle to be re-paid in a balloon payment on the five-year anniversary of your start of employment. This loan will be interest-free and you will be


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compensated for any taxes resulting from imputed interest. If you voluntarily terminate your employment or are terminated by the company for cause, the principle must be repaid in full within 90 days. In addition, if you voluntarily terminate or are terminated for cause within two years of your hire date, an interest charge will be due on the loan based on the outstanding period and at the Applicable Federal Rate, due and payable within 90 days of your termination date. If your employment terminates for any reason (including voluntary or for cause) within one-year following a change in control occurring while this loan is outstanding, you will be permitted to repay the principle on the aforementioned five-year anniversary date.

If, within the first three years of your employment with CMI, your employment is terminated without cause, you will be entitled to receive up to two years of your base salary at the time of your termination to be paid to you over the two years immediately following termination under normal payroll terms plus payments equal to the company's cost for your medical, dental, vision, disability and life insurance premiums. Such payments will cease immediately during this period upon your acceptance of new employment of any duration and of a type commensurate with your skills. In order to avoid adverse tax consequences to the company and you from the applications of Sections 280G and 4999 of the Internal Revenue Code of 1986 (the "IRC"), if there is an event described in Section 280G(b)(2)(A)(i) of the IRC (an "IRC Defined Change in Control") and if the company's accountant or tax counsel notifies you that any payment or transfer by the company to or for you under this agreement and any other agreement or arrangement between the company and you (a "Payment") would constitute an excess parachute payment, as defined in Section 280G(b) of the IRC (an "Excess Parachute Payment"), then the aggregate present value, as determined under
Section 280G(d)(4)) (the "Present Value"), of all Payments shall be reduced to the maximum whole dollar amount which may be paid to you without resulting in any Excess Parachute Payment; provided, however, that such reduction in the Present Value of the Payments otherwise due you may be accomplished, at your option, by altering the Payments in one or more of the following ways:

     a)   Reduce the amount of any Payment otherwise due you;

     b) Extend the period over which any Payment otherwise due you is made, and/or adjust the amount of each installment of such Payment; or

     c) Delay and/or waive the vesting of any unvested Payment which would otherwise vest upon the IRC Defined Change in Control.

The company has recently adopted an executive stock ownership program requiring executives to acquire and hold outright a multiple of between one-half to two times their base salary (depending on their position) in California Microwave stock. The exact terms, conditions, timing and financial support mechanisms for this program have yet to be finalized; in fact, as CFO you will likely participate in their development. However, I thought it important to apprise you that this requirement is forthcoming since you will be subject to the program's provisions.

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Donna, I'm very excited about the prospect of again having you on my team.
Please call me if you have any questions about the terms of this offer. If the terms are acceptable to you, please so indicate by signing in the space provided below and returning a copy of this letter to me by 11:30 a.m. on December 12, 1997, enabling me to submit your name in nomination as an officer to the Board of Directors.


CALIFORNIA MICROWAVE, INC.


--------------------------------
Frederick D. Lawrence
Chairman and CEO


Agreed and Accepted:


--------------------------------                --------------------------------
Donna S. Birks                                  Date

Enclosures